51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2   Date of Material Change

August 30, 2019 and September 9, 2019

Item 3   News Release

The news release dated August 30, 2019 was disseminated through Stockwatch and Market News and the news release dated September 9, 2019 was disseminated through Stockwatch and Market News.

Item 4   Summary of Material Change

On August 30, 2019, the Company announced that various creditors (the “Creditors”) agreed to settle debt (the “Debt Settlement”) in the aggregate amount of $220,119.76 in consideration for the issuance of 786,142 common shares (each, a “Share”) of the Company at a price of $0.28 per Share.

The proposed Debt Settlement is subject to the approval of the TSX Venture Exchange and entry into debt settlement agreements each of the Creditors.

All securities issued in connection with the Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the Shares.

On September 9, 2019, the Company announced a correction to the Debt Settlement. The Company has now been advised that it does not owe directors fees to Larissa Huang, one of the directors of the Company, by virtue of an agreement to which Ms. Huang is signatory.  Consequently, Ms. Huang will not be participating in the Debt Settlement.  The Debt Settlement now consists of $210,369.84 and the issuance of 751,318 Shares at a price of $0.28 per Share.

Each of Andrew Schutte, Peter Lewis, Geoff MacKay, David Hall and Peter Lowry participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares issued to each related party does not exceed 25% of the Company’s market capitalization.

Item 5   Full Description of Material Change

5.1         Full Description of Material Change

A full description of the material change is described in Item 4 above and in the attached News Releases which were filed on SEDAR.

Disclosure Required by MI 61-101

Pursuant to MI  61-101, the Debt Settlement constituted a “related party transaction” as certain directors and officers of the Company participated in the Debt Settlement.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a)	a description of the transaction and its material terms:

See Item 4 above for a description of the Debt Settlement.

(b)	the purpose and business reasons for the transaction:

The purpose of the Debt Settlement is to reduce the Company’s liabilities while preserving its cash.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The Company does not anticipate any material effect on the Company’s business and affairs.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

David Hall, the Chairman and a director of the Company, will be issued 50,892 Shares in settlement of $14,250 worth of debt.

Andrew Schutte, a director of the Company, will be issued 595,963 Shares in settlement of $166,869.84 worth of debt.

Peter Lowry, a director of the Company, will be issued 34,821 Shares in settlement of $9,750 worth of debt.

Geoff MacKay, a director of the Company, will be issued 34,821 Shares in settlement of $9,750 worth of debt.

Peter Lewis, a director of the Company, will be issued 34,821 Shares in settlement of $9,750 worth of debt.

(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Debt Settlement on the percentage of securities of the Company beneficially owned or controlled by each of Messrs. Hall, Lowry, MacKay, Lewis and Schutte:

Name and Position	Dollar Amount of Debt Settlement	Number of Shares to be Issued	No. of Securities Held prior to Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities prior to Closing of the Debt Settlement	No. of Securities Held After Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities After Closing of the Debt Settlement
David Hall Chairman and Director	$14,250.00	50,892 Shares	Undiluted: 251,324 Diluted: 426,324(1)	Undiluted: 0.91%(2) Diluted: 1.54%(3)	Undiluted: 302,216 Diluted: 477,216(4)	Undiluted: 1.07%(5) Diluted: 1.68%(6)
Andrew Schutte Director	$166,869.84	595,963 Shares	Undiluted: 1,295,415 Diluted: 1,325,415(7)	Undiluted: 4.7%(2) Diluted: 4.81%(8)	Undiluted: 1,891,378 Diluted: 1,921,378(9)	Undiluted: 6.69%(5) Diluted: 6.79%(10)
Peter Lowry Director	$9,750.00	34,821 Shares	Undiluted: 622,895 Diluted: 702,895(11)	Undiluted: 2.26%(2) Diluted: 2.55%(12)	Undiluted: 622,895 Diluted: 737,716(13)	Undiluted: 2.33%(5) Diluted: 2.60%(14)
Geoff MacKay Director	$9,750.00	34,821 Shares	Undiluted: 58,325 Diluted: 153,325(15)	Undiluted: 0.21%(2) Diluted: 0.55%(16)	Undiluted: 93,146 Diluted: 188,146(17)	Undiluted: 0.33%(5) Diluted: 0.66%(18)
Peter Lewis Director	$9,750.00	34,821 Shares	Undiluted: 40,789 Diluted: 130,789(19)	Undiluted: 0.15%(2) Diluted: 0.47(20)	Undiluted: 75,610 Diluted: 165,610(21)	Undiluted: 0.27%(5) Diluted: 0.58%(22)

(1)
Comprised of: (i) 251,324  Shares held directly by Mr. Hall, and (ii) 175,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(2)	Based on 27,536,388 Shares outstanding prior to the completion of the Debt Settlement.

(3)
Based on 27,711,388 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Debt Settlement and (ii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(4)	Comprised of: (i) 302,216 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (1) above.

(5)	Based on 28,287,706 Shares outstanding following the completion of the Debt Settlement.

(6)
Based on 28,462,706 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 28,287,706 Shares outstanding following the completion of the Debt Settlement, and (ii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(7)
Comprised of: (i) 1,295,415 Shares held directly by Mr. Schutte, and (ii) 30,000 options held directly by Mr. Schutte, each of which is exercisable into one Share exercisable at a price of $0.43 per Share until July 30, 2023.

(8)
Based on 27,566,388 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Debt Settlement and (ii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte.

(9)	Comprised of: (i) 1,891,378 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (7) above.

(10)
Based on 28,317,706 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 28,287,706 Shares outstanding following the completion of the Debt Settlement, and (ii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte.

(11)
Comprised of: (i) 622,895 Shares held directly by Mr. Lowry, and (ii) 80,000 options held directly by Mr. Lowry, each of which is exercisable into one Share, exercisable at a price of $0.43 per Share until July 30, 2023.

(12)
Based on 27,616,388 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Debt Settlement and (ii) 80,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(13)	Comprised of: (i) 657,716 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (11) above.

(14)
Based on 28,367,706  Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 28,287,706 Shares outstanding following the completion of the Debt Settlement, and (ii) 80,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(15)
Comprised of: (i) 58,325 Shares held directly, and (ii) 95,000 options held directly by Mr. MacKay, each of which is exercisable into one Share, of which 15,000 are exercisable at a price of $3.60 per Share until October 14, 2020, 30,000 are exercisable at a price $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(16)
Based on 27,631,388 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 95,000 Shares that may be issuable on exercise of options held directly by Mr. MacKay.

(17)	Comprised of: (i) 93,146 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (15) above.

(18)
Based on 28,382,706  Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 28,287,706 Shares outstanding following the completion of the Debt Settlement, and (ii) 95,000 Shares that may be issuable on exercise of options held directly by Mr. MacKay.

(19)
Comprised of: (i) 40,789 Shares held directly by Mr. Lewis, and (ii) 90,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 10,000 are exercisable at a price of $5.50 per Share until September 5, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(20)
Based on 27,626,388 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(21)	Comprised of: (i) 75,610 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (19) above.

(22)
Based on 28,377,706 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 28,287,706 Shares outstanding following the completion of the Debt Settlement, and (ii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(e)

unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Hall, Lewis, MacKay, Lowry and Schutte abstained on the resolution of the board of directors approving the Debt Settlement with respect to their own Share subscriptions.  A special committee was not established in connection with the approval of the Debt Settlement, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company will enter into a debt settlement and subscription agreement with David Hall pursuant to which Mr. Hall will acquire 50,892 Shares in settlement of $14,250 worth of debt.

The Company will enter into a debt settlement and subscription agreement with Andrew Schutte pursuant to which Mr. Schutte will acquire 595,963 Shares in settlement of $166,869.84 worth of debt.

The Company will enter into a debt settlement and subscription agreement with Peter Lowry pursuant to which Mr. Lowry will acquire 34,821 Shares in settlement of $9,750 worth of debt.

The Company will enter into a debt settlement and subscription agreement with Geoff MacKay pursuant to which Mr. MacKay will acquire 34,821 Shares in settlement of $9,750 worth of debt.

The Company will enter into a debt settlement and subscription agreement with Peter Lewis pursuant to which Mr. Lewis will acquire 34,821 Shares in settlement of $9,750 worth of debt.

(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Debt Settlement is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the closing of the Debt Settlement, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Debt Settlement in a timely manner.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Contact:        Lee Buckler, CEO and President
Telephone:   604.248.8693

Item 9   Date of Report

September 11, 2019